UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

OMB APPROVAL OMB Number: 3235-0359 Expires: January 31, 2027 Estimated average burden hours per response 1.5

1. Investment Company Act File Number: 811-21720				Date examination completed: October 31, 2023
2. State identification Number:
AL 37796	AK 60059070	AZ 58621	AR 60019965	CA ORG 76167	CO IC2006-29-973
CT 1105509	DE 67765	DC 60057820	FL	GA SC-MF-0048897	HI
ID 61890	IL 60017858	IN FCS-P-001410	IA I-102439	KS 2010S0001161	KY 60021353
LA	ME MFN10028230	MD SM20142486	MA	MI 961661	MN R-47863.8
MS 60057495	MO 2007-01522	MT 71537	NE 69334	NV	NH MF13-0085764
NJ MF-5494	NM 36713	NY S34-66-19	NC 26267	ND CD280	OH 71823
OK IC 2207840	OR 2007-1244	PA 2005-07-040MF	RI	SC MF18651	SD 75945
TN RN2022B-0860	TX C 95338	UT 007-0389-58	VT 5/21/15-03	VA 146434	WA 60045268
WV I-79290	WI 677549	WY 24269	PUERTO RICO S-50307 -0
Other (specify): GU: GU2014-9554
3. Exact name of investment company as specified in registration statement: PFG JP Morgan® Tactical Aggressive Strategy Fund, a series of the Northern Lights Fund Trust
4. Address of principal executive office (number, street, city, state, zip code): 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange. Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

March 31, 2024

We, as members of management of the PFG MFS Aggressive Growth Strategy Fund, PFG JP Morgan Tactical Moderate Strategy Fund, PFG Active Core Bond Strategy Fund, PFG BR Target Allocation Equity Strategy Fund, PFG American Funds Growth Strategy Fund, PFG Fidelity Institutional AM Equity Sector Strategy Fund, PFG American Funds Conservative Strategy Fund, PFG Meeder Tactical Strategy Fund, PFG JP Morgan Tactical Aggressive Strategy Fund, PFG BNY Mellon Diversifier Fund, PFG Tactical Income Strategy Fund, PFG Invesco Equity Factor Rotation Strategy Fund, PFG Janus Henderson Balanced Strategy Fund, PFG Fidelity Institutional AM Equity Index Strategy Fund, and PFG Fidelity Institutional AM Core Plus Fund (the “Funds”), each a series of Northern Lights Fund Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of October 31, 2023, and from April 30, 2023 through October 31, 2023.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of October 31, 2023, and from April 30, 2023 through October 31, 2023, with respect to securities reflected in the investment accounts of each Fund.

/s/ Kevin Wolf .

Kevin Wolf, Principal Executive Officer

/s/ James Colantino

James Colantino, Principal Financial Officer

Report of Independent Public Accountant

To the Board of Trustees of

Northern Lights Fund Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that PFG MFS Aggressive Growth Strategy Fund, PFG JP Morgan Tactical Moderate Strategy Fund, PFG Active Core Bond Strategy Fund, PFG BR Target Allocation Equity Strategy Fund, PFG American Funds Growth Strategy Fund, PFG Fidelity Institutional AM Equity Sector Strategy Fund, PFG American Funds Conservative Strategy Fund, PFG Meeder Tactical Strategy Fund, PFG JP Morgan Tactical Aggressive Strategy Fund, PFG BNY Mellon Diversifier Fund, PFG Tactical Income Strategy Fund, PFG Invesco Equity Factor Rotation Strategy Fund, PFG Janus Henderson Balanced Strategy Fund, PFG Fidelity Institutional AM Equity Index Strategy Fund, and PFG Fidelity Institutional AM Core Plus Fund (the “Funds”), each a series of Northern Lights Fund Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the Act) (the “specified requirements”) as of October 31, 2023. Management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the AICPA. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of October 31, 2023, and with respect to agreement of security purchases and sales, for the period from April 30, 2023 (the date of our last examination), through October 31, 2023:

•	Confirmation of all securities held by institutions in book entry form at Bank of New York Mellon (“the Custodian”), and National Financial Services, LLC (“NFS”).

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•	Reconciliation of all such securities to the books and records of the Funds, the Custodian, and NFS.

•	Agreement of twelve security purchases and thirteen security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that Funds complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of October 31, 2023, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Lights Fund Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Cohen & Company, LTD.

COHEN & COMPANY, LTD.

Philadelphia, Pennsylvania

April 4, 2024